Ms. Lisa Haynes,

Senior Staff Accountant,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-7010.

3rd  May 2007

Re:	The Governor and Company of the Bank Of Ireland
Form 20-F for the Fiscal Year ended March 31, 2006
Filed September 11, 2006
File No. 1-14452

Dear Ms. Haynes,

Pursuant to your comment letter dated January 25, 2007and our subsequent telephone discussion I now attach a revised Operating and Financial Review for the year ended March 31, 2006, as requested by you, which reflects how the Bank proposes to provide comparative disclosure for the 2005/2006 fiscal year in our next Annual Report on Form 20-F.

Very truly yours,

/s/ F.C. Ryan
F.C. Ryan
Group Financial Controller
The Governor and Company
of the Bank of Ireland

Item 5     OPERATING & FINANCIAL REVIEW AND PROSPECTS

Overview

The year to March 31, 2006 was one of strong profit growth for the Bank of Ireland Group. We achieved this through record business levels in our main divisions, aggressive cost management and by beginning to reap the benefits of our focused investment strategy. We also met our goal of stepping up the implementation of our business strategy where we made significant progress on a number of fronts.  We are ahead of target in Year 1 of our Strategic Transformation Programme and we are creating clear differentiation with our competitors through our “Changing for You” customer service programme.  This highly satisfactory performance for the year has been achieved while maintaining excellent asset quality.

Total profit before tax increased 22% from €1,310 million to €1,599 million with basic earnings per share up 23% from 111.1c to 136.4c.  The profit before taxation includes profit on the sale of the Bristol & West network during 2005/2006 of €176 million, and in the prior year profit on the sale of Euroconex and Chase de Vere of €11 million. Excluding the effect of the gains of these disposals total profit before tax increased by 10%.

Results for the years ended March 31, 2005 and 2006 are not directly comparable as IFRS 4, IAS 32 and IAS 39 were not effective until April 1, 2005, and therefore the performance to March 31, 2005 does not include the impact of these accounting standards. Transitional provisions of IFRS permitted adoption of IFRS 4, IAS 32 and IAS 39 without restating comparative periods as it was recognised by the International Accounting Standards Board that it would be difficult to restate prior periods for the impact of these standards. Consistent with this position the Group is not able to fully quantify the impact of adoption of all aspects of these standards on its year on year trading position.  However the Group has been able to do this for all aspects of these standards other than hedging and derivatives and loan losses. The impact of IFRS 4, IAS 32 and IAS 39, other than the impact related to hedging and derivatives, and loan losses, on the results to March 31, 2005 would have been a reduction in profit before tax for that year of €90 million, reducing the profit before tax from €1,310 million to €1,220 million.

The €90 million reduction in profit before tax that would have resulted from the application of IFRS 4, IAS 32 and IAS 39 in the year ended March 31, 2005 relates to the following items:

-        €54 million relates to accounting for investment contracts in our Life business with income being recognised over the life of the investment contract;

-        €4 million relates to instruments that have characteristics of debt being classified as liabilities with the associated interest costs reflected in the income statement; and

 -  €32 million relates to the recognition of certain upfront origination fees over the expected life of the underlying asset, rather than being taken immediately to income (Effective Interest Rate (E.I.R)).

The Group cost/income ratio was 54% (for a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure and a description as to why we make use of this measure see footnote 6, page 9 of this document) in the twelve months to March 31, 2006 and our impairment loss charge at 11 basis points (bps) reflects strong underwriting skills and the benign credit environment.  These results made this our 15th consecutive year of profit growth and our 14th successive year of dividend growth.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Impairment losses on loans and advances

The Group reviews its loan portfolios at least on a quarterly basis to assess impairment. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash ﬂows from a portfolio of loans before the decrease can be identiﬁed with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio, when scheduling its future cash ﬂows. The methodology and assumptions used for estimating both the amount and timing of future cash ﬂows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(b) Fair value of derivatives

The fair value of ﬁnancial instruments that are not quoted in active markets are determined by using valuation techniques. Where valuation techniques (e.g. models) are used to determine fair values, they are validated and periodically reviewed by qualiﬁed personnel independent of the area that created them. All models are certiﬁed before they are used and models are calibrated to ensure that outputs reﬂect actual data and comparative market prices. To the extent practical, models use only observable data, however areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect reported fair value of ﬁnancial instruments.

(c) Retirement Benefits

The Group operates a number of defined benefit pension schemes.  In determining the actual pension cost, the actuarial value of the assets and liabilities of the scheme are calculated.  This involves modeling their future growth and requires management to make assumptions as to price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality.  There are acceptable ranges in which these estimates can validly fall.  The impact on the results for the period and financial position could be materially different if alternative assumptions were used.

(d) Life Assurance Operations

The Group accounts for the value of the shareholder’s interest in long-term assurance business using the embedded value basis of accounting.  Embedded value is comprised of the net tangible assets of Bank of Ireland Life and the present value of its in-force business.  The value of in-force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written up to the balance sheet date and discounting the result at a rate which reflects the shareholder’s overall risk premium, after provision has been made for taxation.

Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses.  Surpluses are projected by making assumptions about future experience, having regards to both actual experience and forecast long-term economic trends.  Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in-force business.   The value of in-force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cash flows are discounted.  In addition, the extent to which actual experience is different from that assumed will be recognised in the profit and loss account for the period.

(e) Taxation

The taxation charge accounts for amounts due to fiscal authorities in the various territories in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liabilities arising.  In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice.

(f) Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies.  The carrying value of goodwill as at March 31, 2006 was €375 million (2005: €219 million). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units expected to benefit from the combination.  Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit with its recoverable amount.  The recoverable amount is the higher of the unit’s fair value and its value in use.  Value in use is the present value of expected future cash flow from the cash-generating unit.  Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgemental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

LIQUIDITY AND CAPITAL RESOURCES

The Group’s overall liquidity policy and control is the responsibility of the asset and liability committee (“ALCO”) and is managed by Global Markets to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. The Group believed that its liquidity position was strong at March 31, 2006. Bank of Ireland is currently unaware of any terms, conditions or circumstances that could significantly impair the Group’s ability to raise short or long-term funding.

Liquidity management within the Group has two main strands. The first is day-to-day funding, managed by monitoring future cash flows to ensure that requirements can be met. These include replenishment of existing funds as they mature or are withdrawn to satisfy demands for additional borrowings by customers. The second is maintaining a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flow.

A significant part of the liquidity of the banking businesses in Ireland and the United Kingdom arises from their ability to generate customer deposits.  A substantial proportion of the customer deposit base is made up of current and savings accounts, which, although repayable on demand, have traditionally provided a stable source of funding.  These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts.  Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, Commercial Paper Programmes, a Euro Medium Term Note programme and the Mortgage Covered Securities Programme.

Monitoring and reporting take the form of cash flow measurement and projections for future periods, with the next week and one month as key periods for liquidity management.

The ability to sell assets quickly is also an important source of liquidity to BOI Group’s banking business.  BOI Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.

The following table sets out the amounts and maturities of the Group’s contractual cash obligations at March 31, 2006.

	Within one year	Between one and two years	Between two and five years	Over five years	Total
	€m	€m	€m	€m	€m

Longterm debt — dated	—	—	806	2,807	3,613
Debt securities in issue	22,596	4,689	6,523	3,006	36,814
Operating leases	48	46	115	542	751
Capital commitments	17	—	—	—	17

In addition, the Group takes deposits and other liabilities in the normal course of its banking business. The maturity of deposits by banks, customer accounts and debt securities in issue is given in Note 33 to our Consolidated Financial Statements.

Capital Resources

As at March 31, 2006, Bank of Ireland Group had €2,880 million of Undated Loan Capital and €3,613 million of Dated Loan Capital, a total of €6,493 million in aggregate of subordinated liabilities. Of the Dated Loan Capital €2,807 million is repayable in five or more years.  The cost and availability of subordinated debt are influenced by credit ratings.  A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access.  The credit ratings of Bank of Ireland Group at August 31, 2006 are as follows:

Senior Debt
Moodys	Aa3 (stable)
Standard & Poors	A+ (positive)
Fitch	AA- (stable)

These credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating.  These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources.  The ratings are accurate only as of August 31, 2006 and may be changed, superseded or withdrawn as a result of changes in, or unavailability, of such information.

 Off Balance Sheet Arrangements

	March 31,
	2006	2005
	Total	Total
	€m	€m
Contingent Liabilities
Acceptances and endorsements	37	34
Guarantees and assets pledged as collateral security
—Assets pledged	—	—
—Guarantees and irrevocable letters of credit	1,354	1,268
Other contingent liabilities	675	643
	2,066	1,945
Lending commitments	30,937	29,296
Total contingent liabilities and commitments	33,003	31,241

Lending commitments are agreements to lend to customers in accordance with contractual provisions; these are either for a specified period or, as in the case of credit cards and overdrafts, represent a revolving credit facility which can be drawn down at any time, provided that the agreement has not been terminated.  The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

ANALYSIS OF RESULTS OF OPERATIONS

Basis of Preparation and Presentation

The Group has implemented International Financial Reporting Standards (“IFRS”) from April 1, 2005 and the Financial Statement and other financial information in the Form 20-F has, for the first time, been prepared in accordance with IFRS adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB and endorsed by the European Union (EU).  In all material respects, this is also in accordance with full IFRS (as issued by the “IASB”).

Comparative figures for the year ended March 31, 2005 have been restated under IFRS.  The Group has availed itself of the option in IFRS 1 (First Time Adoption of International Financial Reporting Standards) not to apply IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts) to the comparative figures for the year ended March 31, 2005. These standards relate to the accounting for derivatives, income recognition on loans (Effective Interest Rate (EIR)), accounting for insurance contracts, impairment provisioning and the classification of financial instruments. Accordingly statutory comparative information in respect of Financial Instruments and Insurance Contracts is prepared on the basis of the Group’s accounting policies under Irish Generally Accepted Accounting Principles (“IR GAAP”).  A consolidated opening balance sheet incorporating the initial effect of implementing IAS 32, IAS 39 and IFRS 4 as at April 1, 2005 is presented on F-94.

Results of Operations — Group Analysis

Review of Group Performance

Group Income Statement

	March 31, 2006	March 31, 2005
	€ million	€ million
Net interest income	2,307	1,931
Other income (net of insurance claims)	1,370	1,379
Total operating income (net of insurance claims)	3,677	3,310
Operating expenses	(2,020)	(2,051)
Impairment losses	(103)	21
Share of associated undertakings and joint ventures (post tax)	45	30
Total profit before tax	1,599	1,310

Taxation	(303)	(256)
Minority interest	9	1
Dividends to preference stockholders	(13)	(8)
Profit attributable to ordinary stockholders	1,292	1,047
Basic EPS c per share	136.4c	111.1c

Income

Net Interest Income

	March 31, 2006	March 31, 2005
	€ million	€ million
Net interest income	2,307	1,931

Net interest income increased by 19% or €376 million, from €1,931 million to €2,307 million, for the year to March 31 2006.  This performance has been impacted by the distorting effect of:

IAS 32 and IAS 39

The Group has calculated the impact of adopting IAS32 and IAS39, other than in respect of hedging and derivatives, on net interest income would have been  €40 million positive for the twelve months to March 31, 2005 which relates principally to E.I.R. In addition the first time adoption of IAS 32 and IAS 39 resulted in additional net interest income of €78 million, in the current year, arising from the reclassification of income between Net Interest Income and Other Income following the application of derivative, hedging and fair value accounting requirements of IAS 39.

Acquisitions and Disposals

The year on year increase in net interest income has been impacted by the distorting effect of acquisitions and disposals in both periods, the effect on income streams associated with the recently acquired entities of Burdale and Guggenheim Advisors (2006: €15 million; 2005: €3million) and  the effect on income streams associated with the recently divested entities of Chase de Vere and Bristol & West branch network (2006: €18 million; 2005: €47million).

Adjusted to reflect the impact of the items mentioned above, and including for this purpose applying IAS 32 and IAS 39 (other than hedging and derivatives) in the period to March 31, 2005, the Group’s net interest income increased by €275m or 14%.  This was driven by strong loan and resource growth. Loans to customers increased by 27% and resources grew by 3% (15% excluding the impact of the disposal of Bristol & West branch network and its related deposit book). Loan growth was strong across all businesses in the Group. Exposure to strongly performing economies, together with the delivery from our investment in our UK Business Banking and Corporate Banking teams, have been key drivers of this performance.

Strong resource growth in Ireland of 12% was largely offset by the disposal of the Bristol & West deposit book resulting in Group resource growth of 3% for the year to March 31, 2006. The strength of our domestic franchise, supported by the scale of our multi-channel distribution network, is key to the continued strong performance of our Retail volumes in Ireland.

Group Net Interest Margin

	March 31, 2006	March 31, 2005
Average interest earning assets (€billion)
Domestic	84	59
Foreign	45	38
Total	129	97
Margin (%)
Domestic net interest margin	1.87	2.21
Foreign net interest margin	1.63	1.68
Group net interest margin	1.79	2.00

The Group net interest margin decreased by 21bps to 1.79% for the period to March 31, 2006 compared to 2.00% for the period to March 31, 2005. The main drivers of margin attrition are:

•                  Balance sheet structure where there was an increase in wholesale funding as loan growth continued to outpace deposit growth. Wholesale funding has increased from 35% to 46% of total funding over the year to March 31, 2006, with 6% of this increase due to the sale of Bristol & West branch network and its related deposit book.

•                  The lower returns being earned on the investment of credit balances (customer funds held in non interest-bearing current accounts) in the current low interest rate environment. The Bank of Ireland policy is to re-invest credit balances on average over a four year investment horizon. As interest rates remain low we are re-investing funds that are maturing from a higher interest rate environment at lower rates. The low interest rate environment also has an impact on other liability margins.

•                  Product mix where the impact of volumes in lower margin products, including mortgages and corporate banking loans, growing faster than higher margin products.

•                  Competitive pressure impacting lending and deposit pricing in Ireland.

•                  The transition to IFRS had no impact on the change in net interest margin percentage due to a number of offsetting factors such as, recognizing origination fees on an effective yield basis over the average life of the asset, the reclassification of income between net interest income and other income and the reclassification of certain assets on transition to IFRS.

Net interest margin has also been impacted by the re-pricing of the UK mortgage back-book which is now complete and the sale of the Bristol & West deposit book. The pace of margin attrition going forward is expected to decline as the rate of loan growth relative to resource growth is likely to moderate and the increasing interest rate environment starts to positively impact liability margins.

The following tables set forth the prevailing average interest rates and average interest earning assets for each of the years ended March 31, 2006 and 2005.

Average Interest Earning Assets

	For the Financial Year Ended March 31,
	2006	2005
	(in € billions)
Group	129	97
Domestic	84	59
Foreign	45	38

The following table shows interest rates in effect at March 31, 2006 and 2005.

	For the Financial Year Ended March 31
	2006	2005
	(percentages)
Ireland
European interbank offered rate:
One month Euribor	2.65	2.13
Three month Euribor	2.81	2.18
United Kingdom
London interbank offered rate:
One month	4.59	4.87
Three month	4.61	4.98
United States
Prime Rate	7.75	5.75

	March 31, 2006	March 31, 2005
	€ million	€ million
Other Income	1,370	1,379

Other income fell by €9 million or 1% to €1,370 million from €1,379 million during the twelve months to March 31, 2006.  This performance was impacted by a number of factors:

IAS 39, and IFRS 4

The Group has calculated the impact of adopting IAS 39, excluding the impact in respect of derivatives and hedging, and IFRS 4 on other income would have been  €122 million negative for the twelve months to March 31, 2005, principally relating to the recognition of up front fees on an effective yield basis (€68 million) and recognising income on investment contracts sold in our Life business over the life of these investment contracts (€54 million).  In addition, the first time adoption of IAS 39 resulted in a reduction in other income of €78 million (see net interest income above) in the current year, arising from the reclassification of income between net interest income and other income following the application of derivatives, hedging and fair value accounting requirements of IAS 39.

Acquisitions / Disposals

The year on year comparison has been impacted by the distorting effect of acquisitions and disposals in both periods. Other income streams in the current year includes a) income of €12 million and in the prior year of €1 million relating to businesses that were acquired (Burdale and Guggenheim advisors), and b) income of €13 million and in the prior year €80 million relating to businesses that were disposed (Bristol & West and Chase de Vere).

In the twelve months to March 31, 2006 the Group disposed of the Bristol & West branch network and realised a profit on disposal of €176 million. In the previous year the Group disposed of its interest in Euroconex and Chase de Vere and realised a gain of €11 million.

Grossing up for policy holders tax in our Life business was €69 million in the twelve months to March 2006 compared to €26 million in the previous year.

In the twelve months to March 31, 2005 the Group benefited from a release in provisions relating to a restructuring programme of €13 million, and in the twelve months to March 31, 2006 there was a loss of €7 million on hedge ineffectiveness on transition to IFRS.

The remaining increase in Other income of €59 million or 5% was driven by the excellent performance from our Life business, fee growth from our Retail businesses in Ireland where the branch network, Private Banking and Credit Card businesses performed particularly well.  Our joint ventures with the UK Post Office delivered an excellent sales performance. This overall strong performance was partly offset by the decline in income from BIAM.

Operating Expenses

Total Operating Expenses

	March 31, 2006	March 31, 2005
	€ million	€ million
Operating expenses	2,020	2,051

Total Operating Expenses decreased by €31 million or 2% from €2,051 million to €2,020 million during the twelve months to March 31, 2006.  This performance has been impacted by a number of items:

Acquisitions / Disposals

The cost base in the current year included costs of €37 million and in the prior year €131 million relating to businesses that were sold including Chase de Vere and the Bristol & West branch network. Costs  in the current year to March 31, 2006 included costs of €18 million and in the prior year €2 million associated with operations that were acquired including Guggenheim Advisors and our UK asset-based finance operation.

IAS 39

The Group has calculated the impact of adopting IAS 39 (E.I.R.) on total operating expenses would have been €8 million of additional operating expenses in the twelve months to March 31, 2005.

In addition, the current year includes costs of €32 million associated with our restructuring programme compared to €136 million in the prior year.

Adjusted to reflect the impact of these items, including for this purpose applying IAS 39 to the period March 31 2005, operating expenses increased by 8% mainly due to increased compliance costs, increased pension costs, investment costs and other items described below:-

-                    Increased compliance costs associated with the introduction of the Basel II and Sarbanes-Oxley (SOx) initiatives. The increase in expenditure relating to the introduction of these programmes is one percentage point of the increase in total Operating Expenses in the current year. Increased expenditure relating to these initiatives is expected to continue into next year.

-                    Increased pension costs arising from IAS 19 added two percentage points to total Operating Expenses as a result of the lower discount rate applied to the value of pension liabilities. Under IFRS, the accounting deficit relating to the liabilities of the pension fund are carried on the balance sheet, and the costs associated with this deficit are charged through the income statement and equity.

-                    The Group continues to invest in growth opportunities both in our domestic markets and internationally. In Business Banking UK we expanded our Relationship Management Team. Wholesale Financial Services continued to expand the geographic scope of its operations with investment in the UK, Paris, Frankfurt and the US. These investment costs contributed two percentage points to cost growth for the year.

-                    The Strategic Transformation Programme (STP) has delivered cost savings at Group level of €35 million, or two percentage points of a decrease, against our target for the year of €30 million for the year to March 31, 2006.

-                    Other items including salary inflation, performance-related pay and volume-related costs contributed 5% of the increase.

With the implementation of our STP programme, a new streamlined operating model is now firmly established, consolidating previously fragmented though analogous activities into unified management and operating structures.  These include the creation of the Group Manufacturing function and the consolidation of previously disparate support functions, including HR & Learning, Procurement and Facilities, under distinct leadership structures.

In our Irish Retail Division we have realised cost efficiencies in our back office and closed eight outlets.  In addition new technology has enabled the streamlining of services, for example, our branch cashier system, which eliminates errors and speeds up end of day processes.  The process of consolidating specialist-underwriting activities in our UK mortgage business into scale-efficient locations is also well underway.

This year the creation of our Group Manufacturing function brought together all employees in our customer operations and IT areas under one management structure.  Within Manufacturing the consolidation of our Contact Centre and Credit Operations is progressing well, and a number of further optimisation, consolidation and automation initiatives are now underway.  This consolidation enables business growth to be supported on lower employee numbers.

In relation to the Group’s support infrastructure, we have outsourced our Learning and Procurement functions to achieve significant efficiencies and build strategic capability.  In addition, the Group has reached an agreement in principle with a third party provider to outsource Facilities Management services for Ireland.  We have also made progress at consolidating and streamlining our Human Resources function and have delivered significant efficiencies within a number of other Head Office functions.

During the year we successfully concluded consultation with employee representatives, to facilitate implementation of staff aspects of the Strategic Transformation Programme.

Impairment of Loans and Advances

Asset quality across all loan portfolios remains excellent in the continuing benign credit environment.

The impairment charge for the year to March 31, 2006 amounts to €103 million or 11 bps when expressed as a percentage of average loans, compared to a credit of €21 million in the previous year which included a special loan loss release of €100 million following a review of loan loss provisions in that year in light of the favourable economic conditions and the strong quality of assets. Impairment losses on loans and advances are at historically low levels, while advances and loans to customers continue to grow strongly. We continue to maintain a satisfactory level of provisions against impaired loans, with a coverage ratio of 45%, a level we are comfortable with as mortgages represent 47% of our total lending.

Total balance sheet provisions were €359 million at March 31, 2006, compared to €319 million in March 2005.

Asset Quality

	March 31,2006	March 31, 2005
Total average customer advances (€bn)	93	74
Impaired loans (€m)	796	710
Impairment provision (€m)	359	319
Coverage ratio	45%	45%
Impairment losses (€m)	103	(21)
Impairment losses on loans and advances - bps	11bps	(3)bps

Share of Associated Undertakings and Joint Ventures

Profit after tax from associated undertakings and joint ventures increased by 50% to €45 million. FRES, our personal foreign exchange travel service joint venture with the UK Post Office, is the largest contributor to this result (€40 million) and continued to perform strongly during the year.

Balance Sheet — Capital and Funding

The favourable economic backdrop, together with the investment in our business building capability, in particular in our Wholesale and UK Financial Services Divisions, has driven strong loan growth across all Divisions. Growth was particularly strong in Corporate Banking, UK Business Banking and mortgages in Ireland.

Total assets increased 27% from €128 billion to €162 billion in the year to March 31, 2006. Customer loans and advances increased by 27% and total resources increased by 3%. Resources were significantly impacted by the disposal of the Bristol & West branch network and its associated deposit base. Excluding this impact, resources grew by 15%.

Risk weighted assets grew 28% from €75.9 billion to €97.5 billion.

Division

	% Growth March 2006 over March 2005
	Risk Weighted Assets	Loans and advances to customers	Resources
Retail Ireland	22	23	15
Wholesale (corporate loans)	32	35	15
UK Financial Services	31	29	(27)
Group	28	27	3

Capital

Bank of Ireland has maintained a strong capital position. In March 2006, our Total Capital Ratio was 11.4% compared to 10.9% in March 2005. Our Tier 1 Ratio at March 31, 2006 was 7.5% compared to 7.9% in March 2005. Our capital raising programme continued during the year with both Tier 1 and Tier 2 issues being raised across a range of currencies and maturity horizons.

	March 31, 2006	March 31, 2005
Tier 1 - € billion	7.3	6.0
Tier 1 Ratio - %	7.5	7.9
Total Capital Ratio - %	11.4	10.9
Non-equity Tier 1 Ratio - € billion	2.6	1.8
Risk-weighted Assets - € billion	98	76

The Group has strong capital resources and we believe our approach to capital management ensures that we have adequate capital to support our business plans.

Funding

Funding sourced from the wholesale markets has increased from 35% to 46% of total balance sheet (excluding Bank of Ireland Life assets held on behalf of policyholders) between March 31, 2005 and March 31, 2006. This increase results from the strength of loan growth in our core markets and also from the one-off impact of the sale of the Bristol & West branch network and the loss of the associated deposit book of £4.4 billion.

Balance Sheet Funding

	March 31, 2006	March 31, 2005
	%	%
Deposits by banks	23	18
CP/CDs	12	10
Senior Debt/ACS	11	7
Wholesale Funding	46	35
Customer Deposits	41	50
Capital/Sub Debt	8	7
Other	5	8
Total	100	100

Wholesale Funding is managed to ensure maximum diversification across maturity, investor type and geography and to minimise the concentration of funding within each particular market segment. The wholesale market continued to be characterised by strong investor demand for Bank of Ireland paper.   Our new issuance programmes included:

•                  A Canadian Commercial Paper Programme

•                  A French Certificate of Deposit Programme

•                  A US Extendible Note Transaction.

Within our existing Asset Covered Security Programme, we launched a second tranche of €2 billion with approximately 10% of the issue placed into Asia, where we also completed a private placement of Medium Term Notes.

The Group remains well placed to access wholesale funding sources. The Group funding strategy remains to grow core customer deposits and to access wholesale funding in a prudent, diversified and efficient manner.

Taxes

The following table sets forth a reconciliation of taxes chargeable at the statutory Irish corporation tax rate and the Group’s effective tax rate for the years ended March 31, 2005 and 2006. The effective tax rate is obtained by dividing taxes by profit before tax.

	For the Financial year ended March 31,
	2006	2005
	(in € millions, except percentages)

Average statutory corporation tax rate	12.5%	12.5%

Profit on ordinary activities before tax multiplied by the standard rate of Corporate tax in Ireland	200	165
Effects of:
Levy on certain financial institutions	20	26
Foreign earnings subject to different rates of tax	78	49
Life Assurance - different basis of taxation	61	31
Tax exempted income and income at a reduced Irish tax rate	(71)	(18)
Non-deductible expenses	12	1
Prior year adjustments	5	5
Share of associated undertakings and joint ventures	(6)	(5)
Other adjustments for income tax purposes	4	2

Income tax charge	303	256

Effective tax rates	18.9%	19.5%

Financial year ended March 31, 2006 compared to financial year ended March 31, 2005

The tax charge for the year, at an effective rate of 18.9%, was lower than the corresponding year mainly due to the reduction in the financial levy from €26 million to €20 million and the benefit from the non-taxable gains in relation to the disposal of the Bristol & West branch network, which was partially offset by the increase in the Bank of Ireland Life grossing-up for policyholder tax required under IFRS.

Divisional Performance: Profit Before Tax

	March 31, 2006	March 31, 2005
	€ million	€ million
Retail Republic of Ireland	550	470
Life	203	161
Wholesale Financial Services	386	334
UK Financial Services	525	334
Asset Management Services	85	125
Group Centre	(150)	(114)
Profit before tax	1,599	1,310

Retail Republic of Ireland

Retail Republic of Ireland profit before tax grew by 17% or €80 million, from €470 million to €550 million.  The Group has calculated the impact of adopting IAS 32 and IAS 39, other than hedging and derivatives and loan losses, on profit before tax in the twelve months to March 31, 2005 would have been €9 million negative. Adjusted to reflect this impact, profit before taxation increased by 19%.

Retail Republic of Ireland: Income Statement

	March 31, 2006	March 31, 2005
	€ million	€ million
Net interest income	1,119	1,019
Other income*	356	316	_
Total operating income	1,475	1,335
Total operating expenses	(871)	(814)
Impairment losses on loans and advances	(54)	(51)
Profit before tax	550	470

* Includes share of associated undertakings/joint ventures.

Total operating income rose by 10% and expenses rose by 7% representing a very satisfactory income/cost relative performance. This achievement reflects the continuing strength of our domestic franchise and customer proposition and has been driven by strong volume growth, higher fee income, well-managed costs and strong asset quality.

Performance reflected a continuing favourable economic environment and demographics in Ireland:

•                  clear strategic focus on service excellence delivered through our “Changing for You” Customer Programme

•                  highly effective and responsible sales model

•                  leading multi-channel distribution capability

Lending and resources volumes in the Division grew by 23% and 15%, respectively. In Business Banking, targeting of the Small and Medium Enterprise sector delivered impressive results with loan growth of 23% recorded for the year. We maintained our number one position in the mortgage market with book growth of 27%, while new advances also grew by 29%. Personal lending volumes increased by 13% for the year.

Net Interest Income rose by 10% reflecting volume growth as well as a further narrowing of net interest margin. Net interest margin in the Division continues to be impacted by:

•                  the affect of the low interest rate environment on liability margins

•                  the higher rate of loan growth compared with resources leading to higher wholesale borrowings

•                  changing product mix

•                  competition.

Other Income, including the income from associated companies and joint ventures, rose by 13% driven particularly by strong growth in business banking, private banking and credit cards.

The impairment losses on loans and advances were €54 million or 15 bps as a percentage of advances, down from 18 bps in the prior year.

Costs were well managed with the cost/income ratio for the Division down two percentage points to 59.1%. Cost growth of 7% included a significant increase in the pension charge arising from IAS 19. Excluding this IAS 19 impact, cost growth was 5% - a very satisfactory performance.

Bank of Ireland Life

	March 31, 2006	March 31, 2005
	€ million	€ million
Profit before tax	203	161

Profit before tax in Bank of Ireland Life, the Group’s Life and Pension business, increased by €42 million from €161 million to €203 million. This includes the benefit arising from the gross up of policyholder tax in the current year of €69 million compared to €26 million in the previous year. The Group has calculated the impact of adopting IFRS4 on profit before tax in our Life business would have been €54 million negative in the period to March 31, 2005.

Adjusted to reflect the impact of the items mentioned above, including, for this purpose, applying IFRS 4 in the period to March 31, 2005, Bank of Ireland Life’s profit before tax increased by €53 million from €81 million to €134 million. The ongoing success of our sales effectiveness model and strength of our multi-channel distribution network increased our market share by a further one percentage point to 25%.

The life business achieved excellent APE (annual premium equivalent) sales volumes growth of 30% to €387 million, and experienced continued favourable mortality and persistency variances together with rising equity markets. Profitability benefited from a positive investment variance of €17 million, and a reduction in the risk discount rate (the rate at which we discount future insurance liabilities) of 0.5% to 7.5% equivalent to €4 million. Bank of Ireland Life continues to invest significantly in its administrative platforms to improve efficiency and has recently completed the move to a single platform for administering our sales and applications processing for the life business.

The economic and demographic backdrop to our life business in Ireland is very supportive: a strong economy, a growing population, significant job creation, rising incomes, an excellent savings ratio and the need for substantial investment in personal pension provision providing significant opportunities. The outlook remains very positive.

Wholesale Financial Services

Our Wholesale Division (WFS) comprises Corporate Banking, Global Markets, Davy Stockbrokers and IBI Corporate Finance. WFS’s profit before tax increased by 16% from €334 million to €386 million, an increase of €52 million. The Group has calculated the impact of adopting IAS 32 and IAS 39, other than hedging and derivatives and loan losses, would have been €9 million negative in the twelve months to March 31, 2005 on profit before tax. Adjusted to reflect this impact, profit before tax increased by 19%.

Wholesale Financial Services: Income Statement

	March 31, 2006	March 31, 2005
	€ million	€ million
Net interest income	454	302
Other income	243	310
Total operating income	697	612
Total operating expenses	(288)	(240)
Impairment losses on loans and advances	(23)	(38)
Profit before tax	386	334

Total operating income rose by 14% from €612 million to €697 million for the year to March 31, 2006 mainly driven by strong lending volumes and higher margin in Corporate Banking. In addition, income figures for Burdale, our UK asset-based lender that we acquired in January 2005, have been included for a full year for the first time. Lending volumes increased by 35% and margins improved reflecting a shift in loan mix towards the higher margin business in acquisition finance, property and asset-based lending.

The Group has calculated the impact of adopting IAS 32 and IAS 39, other than hedging and derivatives for the twelve months to March 31, 2005 would have been €23 million positive on Net Interest Income and €32 million negative on other income.  In addition the first time adoption of IAS 32 and IAS 39 in the period to March 31, 2006 resulted in additional net interest income of €38 million in the current year arising from the reclassification of income between net interest income and other income following the application of derivative, hedging and fair value accounting requirements of IAS 39.

There were two main drivers of Operating Expenses within the Division - investment costs and staff related costs.

Investment costs in Corporate Banking and Global Markets added 8% to total cost growth with an increase in front line staff, opening of offices in Paris and Frankfurt, the expansion of our activities in the UK and the US and the inclusion of the costs of Burdale for a full year.

Increased staff costs across the Division arising from salary inflation and performance related pay added 8% to total Operating Expenses. Pension costs arising from IAS 19 and increased compliance costs arising from initiatives under IFRS, Basel II and Sarbanes-Oxley (SOx) added a further 2% to the operating costs of the Division. In total, these costs together with other volume related costs contributed cost growth within the Division of 20%.

Credit quality remains excellent with impairment losses on loans and advances of €23 million, or 12bps when expressed as a percentage of the loan portfolio. This compares to €38 million or 26bps in the prior year. Our continued strong credit performance is being driven by the benign credit environment supported by our active approach to credit management.

The strategy in Corporate Banking is to continue to grow both our domestic franchise and to broaden our international business by focusing on niche skills based activities.

Our niche-lending teams are enabling the successful expansion into sectors such as media, asset-based lending and UK and European property. Our new offices in Paris and Frankfurt, together with the increased resources in the UK and US, provide us with greater presence and diversification in these important markets. In addition, we are increasingly taking lead roles in the arranging and structuring of syndicated transactions.

Our Global Markets business delivers a comprehensive range of risk management products to the Group’s customer base and acts as Treasurer for the Group. We have retained our leading market position with 27% share of the commercial customer foreign exchange market in Ireland. Our focus for the year has been to broaden the geographic scope of our activities with the opening of a treasury operation in London, further build on our technical capability with the recruitment of highly-skilled teams and work closely with other Group divisions to deliver an integrated service to our customers.

The other businesses within the Division, Davy and IBI Corporate Finance continued to perform well.

UK Financial Services (UKFS)
(local currency)

UK Financial Services: Income Statement

	March 31, 2006	March 31, 2005
	£ million	£ million
Net interest income	493	421
Other income	63	168
Profit/loss on disposal of business activities	120	(14)
Total operating income	676	575
Total operating expenses	(329)	(376)
Impairment losses on loans and advances	(17)	7
Share of associated undertakings & JV (profit after tax)	28	22
Profit before tax	358	228

The exchange rate applied by the Group in converting the above Sterling amounts to Euro for the purposes of preparing the consolidated financial statements was 0.6826 to March 31, 2006 and 0.6834 to March 31, 2005 .

During the year some organisational changes were made to further streamline the management and reporting of our activities in the UK:

             Post Office Financial Services (POFS) was transferred to our UKFS Division.

             First Rate Travel Services (FRES), our personal foreign exchange travel service joint venture with the UK Post Office, was transferred from our Wholesale Division to our UKFS Division.

The UKFS Division now comprises Mortgages, Business Banking and Consumer Financial Services. The latter represents a grouping of our businesses with the UK Post Office (POFS and our 50% share of FRES).

Profit before tax in UKFS increased by 57% from £228 million to £358 million an increase of £130 million. Performance in the current year is not directly comparable to the prior year as the performance a) includes realised profits/losses in both years relating to the disposal of business activities (2006:£120 million; 2005: (- £14 million) and b) the Group has calculated the effect of adopting IAS 32 and IAS 39, other than hedging and derivatives and loan losses, in the period to March 31, 2005 would have been £16 million negative.  Adjusted for these items, including for this purpose applying IAS 32 and IAS 39 (other than hedging and derivatives) in the period to March 31, 2005, profit before tax increased by 5%.

The Divisional performance is not directly comparable, particularly at Income Statement line item level, as the disposal of the Bristol & West branch network in the current year and Chase de Vere in the prior year impact the year-on-year analysis of income and cost growth.

Net Interest Income rose by 17% from £421 million to £493 million for the year to March 31, 2006. The Group has calculated the impact of adopting IAS 32 and IAS 39, other than hedging and derivatives, on net interest income would have been £8 million positive in the twelve months to March 31, 2005 and relates principally to E.I.R. In addition the first time adoption of IAS 32 and IAS 39 resulted in additional net interest income of £32 million, in the current year, arising from the reclassification of income between net interest income and other income following the application of derivative, hedging and fair value accounting requirements of IAS 39.  The year on year increase in net interest income was impacted by the distorting effect on income streams associated with the recently divested entities of Chase de Vere and Bristol & West branch network (2006: £13 million, 2005: £32 million).

Adjusted to reflect the impact of the items mentioned above, including for this purpose applying IAS32 and IAS39 (other than hedging and derivatives) in the period to March 31, 2005, net interest income grew by 13%.  Strong volume growth of 29% was a key driver of this performance, with volume gains being partially offset by margin attrition arising from the continuing impact of asset growth outpacing the growth of liabilities, the disposal of the Bristol & West branch network together with the impact of mortgage back book re-pricing which has now finished.

Other income fell by 63% from £168 million to £63 million. The Group has calculated the impact of adopting IAS 39, excluding the impact of derivatives and hedging on other income would have been £24 million negative to March 31, 2005 principally relating to E.I.R. In addition the first time adoption of IAS 32 and 39 resulted in the reclassification of income between net interest income and other income following the application of derivatives, hedging and fair value accounting requirements of IAS 39 reducing other income in the current year by £32 million.  The year on year comparison in other income has also been impacted by the distorting effect on income streams associated with the recently divested entities of Chase de Vere and Bristol & West branch network (2006: £9 million, 2005: £54 million). In addition in the year to March 31, 2005 other income included £9 million relating to the release of a restructuring provision.

Adjusted to reflect the impact of the items mentioned above, including for this purpose applying IAS32 and IAS39 (other than hedging and derivatives) in the period to March 31, 2005, other income increased by 7%.

Operating Expenses fell by 13% to £329 million for the year to March 31, 2006.  The year on year impact in operating expenses  has been impacted by the distorting effect on income streams associated with the recently divested entities of Chase de Vere and Bristol & West branch network (2006: £26 million, 2005: £90 million).  In addition in the year to March 31, 2005 total operating expenses included £10 million relating to our Business Improvement Programme. Excluding these items, Operating Expenses grew by 10% in the year due to investment costs, marketing expenditure relating to new product launches in POFS and other volume related expenditure.

Impairment losses on loans and advances are £17 million for the twelve months to March 31, 2006 compared with a £7 million credit in the prior year, due to an impairment loss provision release.  The current year’s charge of £17 million represents 5 bps of the average advances in UKFS.

The Mortgage business grew its loan book by 22% with particularly strong growth in both our self-certified and buy-to-let specialist portfolios, which increased 48% and 36% respectively. The specialist book now represents 45% of the mortgage portfolio.  Our commitment to service excellence, and a particular focus on the intermediary channel which represents 90%

of our overall business, has resulted in this strong mortgage book growth. The book margin remained stable and the quality of our loan book remains high with loan arrears significantly below the industry average.

Our investment in the recruitment of experienced relationship managers has delivered excellent results with year on year loan growth of 46% and resources growth of 10%. Throughout the year we have continued to focus on the achievement of balanced growth in the property, mid-corporate and SME markets and have further developed our expertise in selected niches including healthcare, hotels and debtor finance.

Consumer Financial Services comprises our joint venture businesses with the Post Office following the strategic divestment of the Bristol & West branch network during the year. POFS continued to build its customer base from 100,000 in May 2005 to 475,000 in May 2006. The insurance customer base reached 290,000 and there was a strong response to its new 2-in-1 credit card product, the first of its kind in the UK market. FRES performed well during the year with the continued roll-out of the network expansion for the foreign exchange service through the UK Post Office branch network. FRES has established a leading market position in the UK with 30% market share of the personal foreign exchange market.

Asset Management Services

Asset Management Services: Income Statement

	March 31, 2006	March 31, 2005
	€ million	€ million
Net interest income	7	4
Other income	215	252
Total operating income	222	256
Total operating expenses	(137)	(131)
Profit before tax	85	125

Asset Management Services (“AMS”) comprises Bank of Ireland Asset Management (“BIAM”), Bank of Ireland Securities Services (“BoISS”) and our holdings in Iridian Asset Management (84%) and Guggenheim Advisors (71.5%). Profit before tax for the Division for the year to March 31, 2006 was €85 million, a decrease of 32% over the prior year, reflecting the full year impact of the mandate losses since September 2004.

Fund outflows from BIAM continued, but at a slower pace, with funds under management at the year-end of €45.1 billion compared to €44 billion on September 30, 2005 and €46.9 billion on March 31, 2005. While the performance of equity markets broadly offset the impact of these fund outflows, the outflows from our international business have been at higher margins than the new assets flowing into our domestic business.

BoISS, the custody and fund administration arm of the Group, continued to develop its niche positioning in the securities services arena. During the year, BoISS added 10 new substantial relationships to its international client base, which is drawn from more than 20 countries globally.

Iridian Asset Management is our US based investment manager of large cap and mid cap US equities which focuses on foundations and the not-for-profit sector. Funds under management increased by 4% to US$10.7 billion. We acquired a further 8% of Iridian during the year and plan to acquire the remaining 16% in equal tranches over the next 2 fiscal years. (of which 8% has been acquired since March 31, 2006)

We completed the acquisition of 71.5% of Guggenheim Advisors on January 31, 2006, a US fund of hedge funds manager focusing on institutional and high net worth clients. Funds under management at Guggenheim Advisors were US$2.9 billion at March 31, 2006.

The Asset Management Division is an important part of the Group’s ambition to broaden our activities in international skills-based businesses. Our strategy is to build a diversified portfolio of discrete investment boutiques and to distribute their products through the global distribution platform that we have built up over the years. Considerable progress has been made in achieving this ambition with a particular focus on alternative investments, as demonstrated by the investment in Guggenheim Advisors.

Group Centre

Group Centre, which comprises earnings on surplus capital, unallocated central and support costs and some smaller business units, loss before tax increased from €114 million of a loss to €150 million of a loss, an increase of €36 million.  This performance was affected by the following items:

Hedge ineffectiveness on transition to IFRS (2006: (€7 million)), costs associated with restructuring programmes (2006: (€32 million); 2005: (€117 million)), impairment loss provision write back (2005: €100 million) and profit on disposal of business activities (2005: €31 million)  IAS 32 and IAS 39 were adopted by the Group from April 1, 2005 and therefore the performance to March 31, 2005 does not include the impact of these items.  The Group has calculated that the impact of adopting IAS 32 and IAS 39, other than hedging and derivatives for the twelve months to March 31, 2005 would have been (€6 million).

Adjusted for these items, including for this purpose applying IAS 32 and IAS 39 (other than hedging and derivatives), the loss before tax in Group Centre decreased by €11 million due to improved income of €22 million driven by the impact of higher retentions partly offset by funding costs arising from additional capital raised during the year. This was offset by higher costs of €11 million, largely due to increased compliance-related spend (predominantly SOx and Basel II).